ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199

WWW.ROPESGRAY.COM

September 28, 2020

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Kathleen M. Nichols T +1 617 854 2418 F +1 617 235 0862

kathleen.nichols@ropesgray.com

Re:	Voya Equity Trust (File Nos. 333-56881 and 811-08817)

Dear Ladies and Gentlemen:

Attached for filing, via the EDGAR system, is Post-Effective Amendment No. 171 ("Amendment") to the Registration Statement of Voya Equity Trust ("Registrant"). This Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Act"), and shall become effective on September 30, 2020.

In addition to Part C, the Amendment includes the following documents:

1.Statutory Prospectus for Class A, Class C, Class I, Class R, Class R6, Class T, and Class W shares of Voya Corporate Leaders® 100 Fund, Voya Large-Cap Growth Fund, Voya Large Cap Value Fund, Voya MidCap Opportunities Fund, Voya SmallCap Opportunities Fund, and Voya Small Company Fund; Class A, Class I, Class R6, and Class T shares of Voya U.S. High Dividend Low Volatility Fund; Class A, Class C, Class I, Class R, Class T, and Class W shares of Voya Mid Cap Research Enhanced Index Fund; and Class I and Class P shares of Voya Multi-Manager Mid Cap Value Fund (collectively, the "Funds");

2.Statutory Prospectus for Class P3 shares of Voya Corporate Leaders 100 Fund, Voya Large Cap-Growth Fund, Voya Large Cap Value Fund, Voya Mid Cap Research Enhanced Index Fund, Voya MidCap Opportunities Fund, Voya Multi-Manager Mid Cap Value Fund, Voya Small Company Fund, Voya SmallCap Opportunities Fund, and Voya U.S. High Dividend Low Volatility Fund;

3.Statutory Prospectus for Class A, Class C, Class I, Class R6, Class T and Class W shares of Voya Global Multi-Asset Fund;

4.The Statement of Additional Information for the Funds; and

5.The Statement of Additional Information for Voya Global Multi-Asset Fund.

- 2 -	September 28, 2020

The Registrant is filing the Amendment for the purpose of updating the Prospectuses and the related Statement of Additional Information in compliance with annual updating requirements pursuant to section 10(a)(3) of the Act for the Funds.

In connection with this Amendment, the Registrant plans to file, a separate filing pursuant to Rule 497(k) for each Fund's definitive Summary Prospectus, which contains the same information in response to Items 2 through 8 of Form N-1A as does the Statutory Prospectuses included in this Amendment. This transmittal letter shall also serve as the transmittal letter for each of the corresponding filings made pursuant to Rule 497(k).

This Amendment includes inline XBRL and exhibits to provide interactive data files relating to the risk/return summary information of this Amendment, as required by Rule 405 of Regulation S-T and Form N-1A.

We have assisted the Registrant in the preparation of the Amendment and believe that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the Act.

No fees are required in connection with this filing. Should you have any questions concerning the attached filing, please contact the undersigned at (617) 854-2418 or Jay Stamper at (480) 477-2660.

Very truly yours,

/s/ Kathleen M. Nichols Kathleen M. Nichols, Esq.

cc:Paul Caldarelli, Esq. Timothy W. Diggins, Esq. Elizabeth J. Reza, Esq.